February 15, 2019

Christopher Constable
Chief Financial Officer
Blue Star Foods Corp.
3000 NW 109th Avenue
Miami, FL 33172

       Re: Blue Star Foods Corp.
           Registration Statement on Form S-1
           Filed January 14, 2019
           File No. 333-229232

Dear Mr. Constable:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed January 14, 2019

Prospectus Cover Page, page 2

1. Please revise to specify that selling stockholders holding 15,750,000 of the shares being registered are subject to lock-up agreements or provide a cross reference to such disclosure on pages 7 and 54.
Prospectus Summary
The Merger and Related Transactions
Offering, page 6

2. We note you disclose that each "Unit consisted of one share of the Company's Series A
       Stock." Please revise to clarify that each Unit consisted of one share of the Company's
       Series A Stock as well as one Warrant and remove the indication that the Series A Stock is
 Christopher Constable
FirstName LastNameChristopher Constable
Blue Star Foods Corp.
Comapany NameBlue Star Foods Corp.
February 15, 2019
February 15, 2019 Page 2
Page 2
FirstName LastName
         convertible into a Warrant. In addition, please clarify whether a Warrant can be exercised independently of any conversion of Series A Convertible Preferred
Stock.
Risk Factors
Risks Related to Our Reliance on Third Parties
"We are primarily dependent on three suppliers . . . .", page 11

3. Please expand this risk factor to clarify that your CEO and CFO together own 95% of
         Bacolod and Bicol and that your CFO manages the finance operations of these entities. We note your related disclosure on pages 56 and 65. Please also discuss in your risk factor disclosure any potential conflicts that may arise from your CEO and CFO's affiliations with Bacolod and Bicol.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 44

4. On page 22 you state that you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the
         JOBS Act. However, on page 44 you state that you will take advantage of this extended transition period. Revise your disclosure for consistency.
Certain Relationships and Related Transactions, and Corporate Governance Certain Relationships and Related Transactions, page 65

5. Please disclose here the approximate dollar value involved in transactions with
         Bacolod and Bicol over the period discussed. Refer to Items 404(d) and 404(a)(3) of
         Regulation S-K.
Financial Statements, page F-1

6. Tell us how you considered presenting financial statements for AG Acquisition Group II,
         Inc. as part of this filing on Form S-1 along with pro forma financial statements for the merger transaction with John Keeler & Co., Inc. Refer to Rules 8-02 and 8-05 of
         Regulation S-X.
Consolidated Statements of Operations and Comprehensive Income (Loss) Years
Ended
December 31, 2017 and 2016, page F-3

7. Revise to explain why the pro forma income tax provision is based on effective tax rates of 34.92% and 68.09% for the years ended December 31, 2016 and 2017, respectively.
General

8. Given the size of the offering relative to the number of common shares outstanding and held by non-affiliates, please provide us with a detailed analysis as to why you believe the transaction is appropriately characterized as a secondary offering that is eligible to be
 Christopher Constable
Blue Star Foods Corp.
February 15, 2019
Page 3
         made under Rule 415(a)(1)(i), rather than a primary offering in which one or more of the selling shareholders are actually underwriters selling on your behalf. For guidance, please see Question 612.09 of the Division's Securities Act Rules Compliance & Disclosure
         Interpretations.
9. We note you guarantee the mortgage on a distribution facility held by a trust for your executive chairman's children. Please tell us how this guarantee is consistent with Section
         13(k) of the Exchange Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jeannette Wong, Staff Accountant, at (202) 551-2137 or Ethan
Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum J. Hamidi,
Attorney-Adviser at (202) 551-3421 or Karina V. Dorin, Attorney-Adviser, at
(202) 551-3763
with any other questions.



FirstName LastNameChristopher Constable                       Sincerely,
Comapany NameBlue Star Foods Corp.
                                                              Division of
Corporation Finance
February 15, 2019 Page 3                                      Office of Natural
Resources
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